Exhibit 99.327

NEXTECH AR SOLUTIONS CORP.

750 West Pender Street, Suite 1200

Vancouver, BC

V6C 2T8

STATEMENT OF EXECUTIVE COMPENSATION

(for the financial year ended December 31, 2020)

The following information is provided in accordance with National Instrument Form 51-102F6V – Statement of Executive Compensation - Venture Issuers. In this Statement of Executive Compensation, references to the “Company” refer to NexTech AR Solutions Corp. All monetary amounts herein are expressed in Canadian Dollars (“S”) unless otherwise stated. Except where otherwise indicated, the information contained herein is stated as of December 31, 2020.

For the purposes set out below a “Named Executive Officer” or “NEO” means each of the following individuals:

(a)	the chief executive officer of the Company (“CEO”) during any part of the most recently completed financial year;

(b)	the chief financial officer of the Company (“CFO”) during any part of the most recently completed financial year;

(c)	in respect of the Company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year; and

(d)	each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year.

As at the end of the Company’s most recently completed financial year ended December 31, 2020, the Company had three NEOs, whose names and positions held within the Company are set out in the summary compensation table below.

Director and Named Executive Officer Compensation

The following table is a summary of compensation (excluding compensation securities) paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company, or a subsidiary of the Company, to each NEO and director for services provided and for services to be provided, directly or indirectly, to the Company or a subsidiary of the Company, for the Company’s most recently completed financial year ended December 31, 2020, the Company’s seven months ended December 31, 2019 and the financial year ended May 31, 2019.

Table of compensation excluding compensation securities

Name and position	Year Ended	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Evan Gappelberg CEO & Director	Dec. 31, 2020	557,852	Nil	Nil	Nil	Nil	557,852
	Dec. 31, 2019(5)	166,973	Nil	Nil	Nil	Nil	166,973
	May 31, 2019	196,862	Nil	Nil	Nil	Nil	196,862
Kashif Malik(1)	Dec. 31, 2020	240,000	Nil	Nil	Nil	Nil	240,000
Former CFO	Dec. 31, 2019(5)	64,000	Nil	Nil	Nil	Nil	64,000
Paul Duffy	Dec. 31, 2020	310,000	Nil	Nil	Nil	Nil	310,000
President & Director	Dec. 31, 2019(5)	92,030	Nil	Nil	Nil	Nil	92,030
	May 31, 2019	188,250	Nil	Nil	Nil	Nil	188,250
Belinda Tyldesley(2) Director & Corporate Secretary	Dec. 31, 2020	Nil	Nil	Nil	Nil	38,282	38,282
	Dec. 31, 2019(5)	Nil	Nil	Nil	Nil	16,814	16,814
	May 31, 2019	5,261	Nil	Nil	Nil	13,565	18,826
Ori Inbar(3) Director	Dec. 31, 2020	Nil	Nil	Nil	Nil	Nil	Nil
David Cramb(4) Director	Dec. 31, 2020	Nil	Nil	Nil	Nil	Nil	Nil
Eugen Winschel(6) Chief Operating Officer	Dec. 31, 2020	180,612	Nil	Nil	Nil	Nil	180,612

Notes:

(1)	Mr. Malik was appointed as the Company’s CFO on October 10, 2019 and resigned as the CFO on May 20, 2021.

(2)	Ms. Tyldesley received $32,282 in the year ended 2020 for her services rendered to the Company as Corporate Secretary.
(3)	Mr. Inbar was appointed as a director of the Company on July 28, 2020.
(4)	Mr. Cramb was appointed as a director of the Company on October 2, 2020.
(5)	The seven months ended December 31, 2019.

(6)	Mr. Winschel was appointed as the Company’s Chief Operating Officer on September 9, 2020.

Stock options and other compensation securities

The following table provides information on all compensation securities granted or issued to each director and NEO by the Company or one of its subsidiaries in the most recently completed financial year ended December 31, 2020 for services provided or to be provided, directly or indirectly, to the company or any of its subsidiaries.

Compensation Securities

Name and position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class(1)	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry Date
Evan Gappelberg(1) CEO & Director	Stock Options	125,000	Jun. 19, 2020	$2.20	$2.20	$6.70	Jun. 19, 2023
Kashif Malik(2) Former CFO	Stock Options	28,000	Apr. 9, 2020	$1.34	$1.34	$6.70	Apr. 9, 2023
Paul Duffy (3) President & Director	StockOptions	35,000	Apr. 9, 2020	$1.34	$1.34	$6.70	Apr. 9, 2023
		150,000	Jun. 19, 2020	$2.20	$2.20		Jun. 19, 2020
Belinda Tyldesley(4) Director & Corporate Secretary	Stock Options	35,000	Apr. 9, 2020	$1.34	$1.34	$6.70	Apr. 9, 2023
Ori Inbar(5) Director	Stock Options	50,000	July 28, 2020	$6.65	$6.65	$6.65	July 28, 2023
David Cramb(6) Director	Stock Options	50,000	Oct. 2, 2020	$5.76	$5.76	$6.70	Oct. 2, 2023
Eugen Winschel(7) COO	Stock Options	500,000	Aug. 25, 2020	$5.88	$5.88	$6.70	Aug. 25, 2023

Notes:

(1)	As at December 31, 2020, Mr. Gappelberg held 60,000 stock options exercisable at a price of $0.25 per share until November 1, 2021 and 125,000 stock options exercisable at a price of $2.20 per share until June 19, 2023.

(2)	As at December 31, 2020, Mr. Malik held 400,000 stock options exercisable at a price of $0.84 per share until October 10, 2022 and 28,000 stock options exercisable at a price of $1.34 until April 9, 2023.

(3)	As at December 31, 2020, Mr. Duffy held 60,000 stock options exercisable at a price of $0.25 per share until November 1, 2021, 125,000 stock options exercisable at a price of $0.75 until August 19, 2022, 35,000 stock options exercisable at $1.34 per share until April 9, 2023 and 150,000 stock options exercisable at $2.20 per share until June 19, 2023.

(4)	As at December 31, 2020, Ms. Tyldesley held 18,000 stock options exercisable at a price of $0.60 per share until November 1, 2021 and 35,000 stock options exercisable at $1.34 until April 9, 2023.

(5)	As at December 31, 2020, Mr. Inbar held 100,000 stock options exercisable at a price of $0.78 per share until April 17, 2021 and 50,000 stock options exercisable at a price of $6.65 until July 28, 2023.

(6)	As at December 31, 2020, Mr. Cramb held 50,000 stock options exercisable at a price of $5.76 per share until October 2, 2023.

(7)	As at December 31, 2020, Mr. Winschel held 500,000 stock options exercisable at a price of $5.88 per share until August 25, 2023.

The following table contains information on compensation securities exercised by the directors and NEOs during the most recently completed financial year ended December 31, 2020.

Exercise of Compensation Securities by Directors and NEOs

Name and position	Type of compensation security	Number of underlying securities exercised	Exercise price per security	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Kashif Malik Former CFO	Stock Options	250,000	$0.84	Dec. 21, 2020	$6.35	$5.51	$1,377,500
	Stock Options	7,000	$1.34	Dec. 21, 2020	$6.35	$5.01	$35,070
Belinda Tyldesley Director & Corporate Secretary	Stock Options	29,000	$0.25	May 20, 2020	$2.31	$2.06	$59,740
	Stock Options	13,000	$0.25	Jun. 30, 2020	$5.05	$4.80	$62,400

Stock option plans and other incentive plans

Stock Option Plan

The Company’s stock option plan (the “Stock Option Plan”) was approved by the Shareholders at the annual general and special meeting of the Shareholders held on November 13, 2019. The purpose of the Stock Option Plan is to advance the interests of the Company and its shareholders by (a) ensuring that the interests of officers and employees are aligned with the success of the Company; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons. The Stock Option Plan provides optionees with the opportunity through the exercise of options to acquire an ownership interest in the Company.

The Stock Option Plan is administered by the Compensation Committee, which determines, from time to time the eligibility of persons to participate in the Stock Option Plan, when options will be granted, the number of common shares subject to each option, the exercise price of each option, the expiration date of each option and the vesting period for each option, in each case in accordance with applicable securities laws and stock exchange requirements.

It is not the Company’s practice to grant stock options to existing executive officers on an annual basis, but grants of stock options will be considered as the circumstances of the Company and the contributions of the individual warrant. Previous grants of options are taken into account when considering new grants as part of the Company’s plan to achieve its objective of retaining quality personnel.

Terms of the Stock Option Plan

The following summary of the material terms of the Stock Option Plan does not purport to be complete and is qualified in its entirety by reference to the Stock Option Plan.

Eligible Optionees. Under the Stock Option Plan, the Company can grant options (the “Options”) to acquire common shares of the Company (the “Common Shares”) to directors, officers and consultants of the Company or affiliates of the Company, as well as to employees of the Company and its subsidiaries.

Number of Shares Reserved. The number of Common Shares which may be issued pursuant to Options granted under the Stock Option Plan may not exceed 10% of the issued and outstanding Common Shares from time to time at the date of the grant of Options.

Maximum Term of Options. The term of any Options granted under the Plan is fixed by the Board and may not exceed ten years from the date of grant.

Exercise Price. The exercise price of Options granted under the Stock Option Plan is determined by the Board, but may not be less than the closing price of the Company’s Common Shares on the Canadian Securities Exchange (the “Exchange”) on the trading day immediately preceding the award date.

Vesting Provisions. Options granted under the Stock Option Plan may be subject to vesting provisions. Such vesting provisions are determined by the Board or the Exchange, if applicable.

Termination. Any Options granted pursuant to the Stock Option Plan will terminate generally within 90 days of the option holder ceasing to act as a director, officer, employee or consultant of the Company, unless such cessation is on account of death or disability. If such cessation is on account of death or disability, the Options terminate one year from the date of such cessation. Directors or officers who are terminated for failing to meet the qualification requirements of corporate legislation, removed by resolution of the shareholders, or removed by order of a securities commission or the Exchange shall have their options terminated immediately. Employees or consultants who are terminated for cause or breach of contract, or by order of a securities commission or the Exchange shall have their Options terminated immediately.

Transferability. The Options are non-assignable and non-transferable.

Amendments. Any substantive amendments to the Stock Option Plan shall be subject to the Company first obtaining the approvals, if required, of (a) the shareholders or disinterested shareholders, as the case may be, of the Company at a general meeting where required by the rules and policies of the Exchange, or any stock exchange on which the Common Shares may then be listed for trading; and (b) the Exchange, or any stock exchange on which the Common Shares may then be listed for trading.

Board Discretion. The Stock Option Plan provides that, generally, the number of Common Shares subject to each Option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such Options shall be determined by the Board.

Employment, consulting and management agreements

Other than as disclosed below, the Company does not have any agreement under which compensation was provided during the financial year ended December 31, 2020 or is payable in respect of services provided to the Company or any of its subsidiaries that were performed by a director or a NEO, or performed by any other party but are services typically provided by a director or a NEO.

The Company entered into a services agreement with Evan Gappelberg effective as of December 5, 2019 pursuant to which Mr. Gappelberg agreed to provide CEO related duties to the Company. In consideration for his services the Company agreed to pay Mr. Gappelberg an amount of US$25,000 per month payable in cash and/or Common Shares of the Company at his option. This agreement has a two year term, but may be terminated at any time with 7 days prior written notice.

The Company entered into a services agreement with Moonshot Inc. (“Moonshot”), a company controlled by Paul Duffy, effective as of December 5, 2019 pursuant to which Moonshot agreed to provide services to the Company. In consideration for its services the Company agreed to pay Moonshot an amount of $20,000 per month payable in cash and/or Common Shares of the Company at Moonshot’s option. This agreement has a two year term, but may be terminated at any time with 7 days prior written notice.

The Company entered into a services agreement with Stratera Ventures Inc. (“Stratera”), a company controlled by Kashif Malik, effective as of September 17, 2019 pursuant to which Stratera agreed to provide services in the capacity of a CFO to the Company. In consideration for its services the Company agreed to pay Stratera an amount of $12,000 per month plus applicable taxes in cash and $8,000 in Common Shares per month with a performance bonus to be determined at a later date. Effective December 5, 2019, the Company and Stratera agreed that the monthly fee would be payable in cash and/or Common Shares of the Company at Stratera’s option. This agreement has a one year term and the Company must provide three months’ written notice to terminate this agreement for reasons other than non-performance or a material breach of the agreement. Mr. Malik resigned as the CFO effective May 20, 2021 and the agreement was terminated.

The Company entered into a services agreement with Belinda Tyldesley, doing business as Closing Bell Services, effective as of December 5, 2019 pursuant to which Ms. Tyldesley agreed to provide services required as Corporate Secretary of the Company. In consideration for her services the Company agreed to pay Ms. Tyldesley an amount of $110 per hour payable in cash and/or Common Shares of the Company at her option. This agreement has a two year term, but may be terminated at any time with 7 days prior written notice.

The Company is not party to any contracts, and have not entered into any plans or arrangements which require compensation to be paid to any of the NEOs in the event of:

(a)	resignation, retirement or any other termination of employment (whether voluntary, involuntary or constructive) with the Company or one of its subsidiaries;

(b)	a change of control of the Company or one of its subsidiaries; or

(c)	a change in the director, officer or employee’s responsibilities.

Oversight and description of director and named executive officer compensation

Compensation Discussion and Analysis

The Company’s compensation policies and programs are designed to be competitive with similar technology companies and to recognize and reward executive performance consistent with the success of the Company’s business. These policies and programs are intended to attract and retain capable and experienced people while complying with regulatory requirements. The compensation committee’s (the “Compensation Committee”) role and philosophy is to ensure that the Company’s compensation goals and objectives, as applied to the actual compensation paid to the Company’s CEO and other executive officers, are aligned with the Company’s overall business objectives and with shareholder interests.

In addition to industry comparables, the Compensation Committee considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-range interests of the Company and its shareholders, the implications of the risks associated with the Company’s compensation policies and practices in light of the financial performance of the Company, the overall financial and operating performance of the Company and the Compensation Committee’s assessment of each executive’s individual performance and contribution toward meeting corporate objectives. Since last year’s Meeting, neither the Board nor the Compensation Committee of the Company has proceeded to a formal evaluation of the implications of the risks associated with the Company’s compensation policies and practices. Risk management is a consideration of the Board when implementing its compensation programme, and the Board does not believe that the Company’s compensation programme results in unnecessary or inappropriate risk taking including risks that are likely to have a material adverse effect on the Company.

The current members of the Compensation Committee are Paul Duffy and Belinda Tyldesley. The function of the Compensation Committee is to assist the Board in fulfilling its responsibilities relating to the compensation practices of the executive officers of the Company. The Compensation Committee has been empowered to review the compensation levels of the executive officers of the Company and to report thereon to the Board; to review the strategic objectives of the stock option and other stock-based compensation plans of the Company and to set stock based compensation; and to consider any other matters which, in the Compensation Committee’s judgment, should be taken into account in reaching the recommendation to the Board concerning the compensation levels of the Company’s executive officers.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. The Board determines the type and amount of compensation for the CEO. The Board also reviews the compensation of the Company’s senior executives.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning the interests of these executives with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary and equity participation through its stock option plan.

Elements of the Compensation Program

The significant elements of compensation awarded to the NEOs (as defined above) are a cash salary and stock options. The Company does not presently have a long-term incentive plan for its NEOs. There is no policy or target regarding allocation between cash and noncash elements of the Company’s compensation program. The Compensation Committee reviews annually the total compensation package of each of the Company’s executives on an individual basis, against the backdrop of the compensation goals and objectives described above, and make recommendations to the Board concerning the individual components of their compensation.

Cash Salary

The Compensation Committee and the Board approve the salary ranges for the NEOs. The base salary review for each NEO is based on assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. The Compensation Committee, using this information, together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive and employee compensation levels.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and the Company’s goals. Options are generally granted to senior executives and vest on terms established by the Compensation Committee.

Use of Financial Instruments

The Company does not have a policy that would prohibit a NEO or director from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. However, Management is not aware of any NEO or director purchasing such an instrument.

Perquisites and Other Personal Benefits

The Company’s NEOs are not generally entitled to significant perquisites or other personal benefits not offered to the Company’s other employees.

See “Director and named executive officer compensation” above for a description of the compensation awarded to each NEO during the year ended December 31, 2020. Compensation for the most recently completed financial period should not be considered an indicator of expected compensation levels in future periods. All compensation is subject to and dependent on the Company’s financial resources and prospects.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

DATED this 28th day of June, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

“Evan Gappelberg”

Evan Gappelberg
Chief Executive Officer